                                  FORM 10-SB/A

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                          HEALTHNET INTERNATIONAL INC.
                          ----------------------------
                 (Name of Small Business Issuer in its charter)

                                    COLORADO
                                    --------
                         (state or other jurisdiction of
                         incorporation or organization)

                                   98-0206627
                                   ----------
                           (I.R.S. Employer I.D. No.)

                         #301 - 1201 WEST PENDER STREET
                         ------------------------------
                           VANCOUVER, BRITISH COLUMBIA
                           ---------------------------
                                     V6E 2V2
                                     -------
              (Address of principal executive offices and zip code)

                                 (604) 669-3573
                                 --------------
                           (Issuer's telephone number)

           Securities to be registered under Section 12(b) of the Act:
                                      NONE
                                      ----

        Securities to be registered pursuant to Section 12(g) of the Act:
                                  COMMON STOCK
                                  ------------
                     Title of each class to be so registered

THIS FORM 10-SB IS RESTATED IN ITS ENTIRETY AS FOLLOWS:

                           FORWARD LOOKING STATEMENTS

Healthnet International Inc. (the "Company" or "Healthnet") cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB registration statement, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "expect", believe", "anticipate", "intend", "could", "estimate" or "continue" or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

I. BUSINESS DEVELOPMENT

         A. HEALTHNET INTERNATIONAL INC.

Healthnet International Inc. (the "Company") was incorporated in January 1999 in the state of Colorado. In March 1999, the Company incorporated a wholly owned subsidiary in the state of Nevada called Healthnet (USA) Inc. which is intended to act as the operating company for all USA based business activities of the Company. The Company acquired a wholly owned Canadian subsidiary in May, 1999. The Canadian subsidiary was incorporated in the province of British Columbia, Canada called HNI Healthnet (Canada) Inc. which is intended to act as the operating company for all Canada based business activities of the Company. The intent of the Company is to develop an electronic website or websites for the purpose of providing health-related information to the public and retailing health-related products to the public in established markets. The Company, including its subsidiaries, employs 14 persons, of whom 14 are employed on a full-time basis. The majority of these individuals either develop and produce the content for the website for display on the computer accessible medium known commonly as the Internet, pursue alliances with manufacturers of health related products for sale on the website, or develop alliances with other health related websites which are intended to allow the Company's website to be linked to such websites for the purpose of driving Internet traffic to the website.

         B. HEALTHNET INTERNATIONAL INC. CORPORATE HISTORY

In January 1999, the Company filed its Articles of Incorporation with the Secretary of State of Colorado in which, among other things, the Board of Directors was elected as follows: Mark N. Dohlen, Douglas N. Bolen, Grant Johnson and S. Ross Johnson. The authorized capital of the Company consists of 100,000,000 Common Shares and 50,000,000 Preferred Shares. On January 22, 1999, the Directors, by way of Organizational Consent of the Directors of the Company, accepted the stock subscriptions of the above named entities and payment for the number of shares issued to each at a price of $0.001 per share. In addition, the Directors appointed Douglas N. Bolen to the office of Secretary, Grant Johnson to the office of Chief Executive Officer/President and S. Ross Johnson to the office of Chairman of the Board of Directors.

On February 25, 1999, the Company accepted subscription agreements from nine entities to acquire securities of the Company pursuant to a Rule 504 offering under Regulation D. The Board authorized the Company to proceed with the sale of its shares pursuant to the subscriptions received for the sale of 4,500,000 Common Shares at a price of $0.001 per Common Share. Pacific Stock Transfer Company was appointed as the Transfer Agent of the Common Shares of the Company.

On April 9, 1999, a Board of Directors Meeting was held at which the number of the Board members was increased to seven and the following additional members were elected to the Board: Hartland M. MacDougall, Raymond G. Harris and Dr. R. Dean Linden.

II. BUSINESS OF THE ISSUER

Healthnet (USA) Inc. ("Healthnet USA") was incorporated in March 1999 and is based in Las Vegas, Nevada, USA. Healthnet USA is a wholly owned subsidiary of the Company and intends to act as the operating entity for the Company's business in the USA. HNI Healthnet (Canada) Inc. ("Healthnet Canada") was incorporated in May, 1999 in Vancouver, British Columbia, Canada. Healthnet Canada is a wholly owned subsidiary of the Company and is intended to act as the operating entity for the Company's business in Canada. The Company, through its wholly owned subsidiaries, intends to establish itself as an on-line retailer of health and health related products as well as providing an online source of health and health related information to the general public. Its early entry into the on-line health products retailing industry is expected to help the Company gain a well-recognized brand and a large customer base. The Company intends to strive to combine the advantages of online commerce with a superior customer focus in order to be the authoritative source for health and health related products. The Company's online store is expected to offer broad selection, informative content, easy to use navigation and search capabilities, a high level of customer service, competitive pricing and personalized merchandising and recommendations. With the intention to make available up to 100,000 items, the Company will provide a selection of readily available products that is five to ten times that of a typical, store-based, health products retailer. The Company's store will be open 24 hours a day, seven days a week and will offer its customers convenient and timely product fulfillment, including an overnight delivery option.

The Company has entered into an agreement with Webcast Systems Inc., a Vancouver based software provider, whereby the Company obtained a license to use such software as the platform upon which the Company's Internet based stores will be built, run and hosted. The Company believes that the software has the capacity to facilitate every aspect of the Company's plans in respect of the stores, including, order taking, credit card processing, order fulfillment, distribution, data collection, accounting and the provision of information of users.

The Company has entered into negotiations with Super Nutrition Distributors Inc., a New York Corporation ("Super Nutrition"), through which, the Company is confident that an agreement will be reached in respect of the supply and distribution of the products. Super Nutrition carries inventory of approximately 12,000 different health products from over 400 different manufacturers. Negotiations to date contemplate an agreement between the Company and Super Nutrition whereby Super Nutrition intends to make available to the Company all products that it currently offers and any other products which it may offer in the future. All products purchased by the Company are intended to be shipped from Super Nutrition to the consumer via a third party fulfillment center in the Company's packaging material. It is the Company's intention to open its first online store with the products which Super Nutrition offers. In addition, the Company intends to continue its search for several other major manufacturers who may be able to supply additional varieties of products.

The Company has also entered into negotiations with several suppliers of health products with a view to obtaining the exclusive rights to Internet sales of the same. Included in this category of exclusives is Healthco.Net, Inc., a Nevada corporation, which carries a full line of vitamin, mineral and Calcium based health products, Herbtech Technologies Inc, an Alberta corporation, which manufactures numerous herb-based nutracutical health products including 14 in respect of which Herbtech holds the Letters Patent, CVS Technologies Inc, an Ontario, Canada corporation with manufacturing and testing facilities in New York, which carries a full line of approximately 80 supplements and vitamins and Food-Nutrition Inc., a Massachusetts corporation which manufactures Men's Health Bars. The Company intends to enter into exclusive Internet Distribution rights agreements in the very near future. In addition, the Company intends to continue its search for other manufacturers with a view to obtaining the exclusive Internet distribution rights to those products.

III. BUSINESS AND MARKETING STRATEGIES

The Company intends to focus on promoting its brands through the following key strategies:

(i)      Focus on Health Products Retailing
The Company intends to be dedicated to online health products retailing. By focusing on its core competency, the Company plans to be able to offer high quality, customer-oriented online health products stores and build clearly delineated brands, which the Company believes may make the Company's websites the sites of choice for health products customers. The Company believes that this focus may enable it to better direct its sales and marketing campaigns, form effective relationships with Internet content and service providers, and minimize potential conflicts of interest with alternate distribution channels or health products brands.

(ii)     Provide Innovative and Easy-to-Use Retail Concept
The Company intends to strive to make its customer experience informative, efficient and intuitive by constantly updating and improving its store format and features. The Company's online store intends to incorporate "point and click" options, supported by technical enhancements including easy-to-use search capabilities (by brand, style, size, price), personalized health products suggestions, order tracking and confirmation. The online stores is planned to promote health products learning and discovery by enabling visitors to access information on brands, health products reviews, ratings, articles on health products topics and potentially up to approximately 100,000 viewing samples. These features are intended to make shopping at the store entertaining and informative and encourage purchases and repeat visits. The Company intends to be dedicated to providing its customers with a comprehensive selection of both popular and hard-to-find health products and intends to offer up to 100,000 items.

(iii)    Expand Customer Base Through Multiple Marketing Channels
The Company intends to develop and expand its customer base through multiple marketing channels. The Company believes that this strategy may enable it to reduce reliance on any one source of customers, maximize brand awareness and lower average customer acquisition cost.

(iv)     Online and Traditional Advertising
The Company intends to promote its brands through an aggressive marketing campaign using a combination of online and traditional advertising. The Company intends to advertise on the sites of major Internet content and service providers, and targeted health products-related sites. The Company's traditional advertising efforts may include radio advertising, and print advertising in health products-related publications.

(v)      Strategic Alliances with Major Content and Service Providers
The Company intends to enter into strategic alliances with major Internet content and service providers in order to enhance its new customer acquisition efforts, increase purchases by current customers and expand brand recognition. The Company will strive to enter into alliances with search engines service that provide for the Company to be the premier online health products retailer on certain of its sites with the exclusive right to place health products banner advertisements and integrated links to the Healthnet stores on certain health products-related pages. To date, no such alliances have been achieved.

(vi)     Direct Marketing Techniques
The Company intends to use direct marketing techniques to target new and existing customers with communications and promotions. The Company intends to send a personalized e-mail newsletter to its customers that may include purchase recommendations based on demonstrated customer preferences and prior purchases.

(vii)    Acquire Customers Efficiently
The Company intends to strive to target its marketing expenditures towards sources that most efficiently attract new customers. To enhance the possibility that its banners and other links will be effective, the Company intends to work closely with Internet content and service providers with respect to the placement of banners and other links as well as the surrounding content. As a result, the Company believes that it may acquire new customers and retain existing customers on a cost-effective basis.

(viii)   Maximize Customer Retention
The Company intends to seek to maximize customer retention through its emphasis on customer service and personalized communications. The Company intends to accommodate its customers by providing 24-hour-a-day, seven-day-a-week operations and rapid order fulfillment. Products are intended to typically be shipped within a day after an order is placed and confirmation is intended to be provided within minutes via e-mail. Customers may make separate inquiries through e-mail, one on one typed conversations or telephone access during extended business hours. The Company intends to strive to ensure prompt response to customer inquiries, which will be generally answered within 24 hours of receipt. The Company intends to also maintain ongoing customer contact through its customized e-mail newsletters.

(viv)    The Healthnet Online Retail Stores
The Company intends to strive to make the online store informative and authoritative, allowing customers to easily learn about, discover and purchase health products and other health products-related products. The Company's proposed stores might be designed to be intuitive and easy to use and to enable the ordering process to be completed with a minimum of customer effort. It is intended that customers will enter the Healthnet stores through its Web sites:
(See also: Item 2., I. PLAN OF OPERATIONS., "B. Operations for the Next Twelve Months")

www.medicinecabinet.net                 www.vitaminboulevard.com             www.nutraceuticalstore.com
www.stopaids.com,                       www.hivmedication.com,               www.vitaminboulevard.com
www.medicinecabi.net                    www.healthlinx.net,                  www.healthdirectory.org,
www.vitamindirectory.com                www.supplementsformen.com            www.supplementsforwomen.com
www.nutritionandhealing.com             www.stopcellulite.com                www.cybersupllements.com
www.themedicineman.net                  www.attackcancer.com                 www.juniorvitamins.com
www.naturalantioxidants.com             www.vitaminsforher.com               www.vitaminsforhim.com
www.superantioxidants.com               www.sportspecialist.com              www.nutritionandhealing.com
www.healthdirectory.com                 www.drprescriptions.com.

In addition to ordering health products, it is intended that customers may conduct targeted searches, browse among top sellers and other featured items, read reviews, view health products samples, register for personalized communications, participate in promotions and check order status. It is intended that new users will access a page specifically designed to provide a quick understanding of the site and its many features.

IV. INDUSTRY OVERVIEW, COMPETITION AND RISKS

The Internet is the largest and most widely used computer network in the world and provides access to an incredible volume of information and data. Management of the Company believes that hundreds of billions of private and public dollars will be invested over the next decade to weave together the global information systems, including the hardware and software necessary to navigate the Internet.

There are several other retailers of health and health related products currently accessible through computer networks all competing for the public's monthly health related dollars. The Company also competes with many other traditional, store based retailers of health and health related products. The Company cannot estimate how these competing industries may grow nor to what extent such growth may decrease the Company's revenues. The Company believes that the principal competitive factors in its online market are brand recognition, selection, variety of value-added services, ease of use, site content, quality of service, technical expertise, product exclusives and price. Many of the Company's potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. The Company is aware that certain of its competitors have and may continue to adopt aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise.

The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks include, but are not limited to, possible inability to respond promptly to changes in a rapidly evolving, unpredictable business environment, the risk of inability to manage growth, the inability to attract and retain qualified personnel, the risk that the Internet may not become a viable commercial market place and the risks associated with government regulation of the Internet. To address these risks, the Company must, among other things, develop and expand its customer base, successfully implement its business and marketing strategies, continue to develop and upgrade its website and transaction processing systems, provide superior customer service, respond to competitive developments, attract and retain qualified personnel and monitor government regulation of the Internet. If the Company is not successful in addressing such risks, it will be materially and adversely affected.

         YEAR 2000 RISKS AND COMPLIANCE

Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. The Company uses software, computer technology and other services developed and provided by third party suppliers that may fail due to the year 2000 phenomenon. For example, the Company is dependent on the financial institutions involved in processing customers' credit card payments for the Internet services and a third party that hosts the Company's services. The Company is also dependant on telecommunications vendors and suppliers to maintain our network and the United States Postal Service and other third party carriers to deliver orders to customers.

The Company has assessed the year 2000 readiness of our third party supplied software, computer technology and other services and of its suppliers and the Company will continue to assess year 2000 readiness of products and services from third parties. Based upon the results of this assessment the Company has not needed to develop a remediation plan. The Company will develop and implement, if necessary, a remediation plan with respect to third party software, third party suppliers and computer technology and services that may fail to be year 2000 compliant. At this time, the expense associated with this assessment and potential remediation plan have been immaterial, although expenses that it may have to incur in the future cannot be determined. The failure the Company's software and computer systems and of third party suppliers to be year 2000 compliant would have a material adverse effect on the Company.

Since inception, the Company has relied upon third parties for the provision of substantially all of the systems for the operation of the website. These systems include software used to provide the Company's websites' search capabilities, customer interaction, and transaction processing and fulfillment functions, as well as firewall, security monitoring and back-up capabilities. Management has reviewed the year 2000 compliance of these systems with the suppliers of the same and based on the Company's assessment and assurances from the software providers, the system is year 2000 compliant.

The year 2000 readiness of the general infrastructure necessary to support our operations is difficult to assess. For instance, we depend on the integrity and stability of the Internet to provide our services. We also depend on the year 2000 compliance of the computer systems and financial services used by consumers. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use their credit cards would have adverse an adverse effect on the Company.

At this time, the Company has not developed a contingency plan to address situations that may result if our suppliers or the Company is unable to achieve year 2000 compliance because management currently believes that a contingency plan is necessary. The cost of developing and implementing a plan, if necessary, could be material and the Company may not have enough time to implement it before the year 2000. Any failure of our material systems, our suppliers' material systems or the Internet to be year 2000 compliant could include difficulties in operating the website effectively, taking product orders, making product deliveries or conducting other fundamental parts of the Company's business.


V. REGULATORY BACKGROUND

The Company may be subject, both directly and indirectly, to various laws and regulations relating to its business, although there are few laws or regulations directly applicable to access the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet and the use thereof. Such laws and regulations may cover issues such as user privacy, pricing, freedom of expression, taxation, advertising, copyrights, intellectual property, distribution and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online.

Because the focus of the Company's business is the sale of health products, it is subject to various laws and regulations relating to the sale of such products. In particular, the Food, Drug and Cosmetic Act is relevant. The Company does not intend to manufacture, package or label any of the products it sells so the burden of compliance with this legislation as it relates to those functions rests with the manufacturer and the Company intends to obtain indemnification from suppliers in that regard. As such, the only impact the legislation will have on the Company is in respect of the retailing of health products. All Consumer legislation will also effect the manner in which the Company operates its online store and its customer service. In these regards, and in the event additional health-related legislation and/or regulations are enacted, the Company intends to obtain legal opinions from outside counsel on a regular basis to ensure compliance with all applicable legislation.


VI. DISCLOSURE

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the Company intends to be an electronic filer and as such, all items filed by the Company are available through an Internet site maintained by the SEC which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which site is available at http://www.sec.gov. The Company also maintains an Internet site which contains information about the Company. This site is available at http://www.healthnetinternational.com.

ITEM 2.    MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

I. PLAN OF OPERATIONS

         A. REVENUES AND FINANCING

The Company currently has no revenues. It intends to derive its revenues principally from the sale of health related products via the Internet. Secondary revenues are expected to be generated through major sponsorships on the Company's website and sales of demographic data obtained through the Company's websites. It is anticipated that the Internet will continue to become more accessible and that the market opportunities for the Company will continue to expand. This tremendous growth will also attract many potential new competitors. In order to maintain sales growth, the Company intends to expand the content and to improve the services on its Internet web sites, as well as researching and developing other projects that will utilize its existing facilities and expertise.

The Company has been funded to date through debt financing from private arm's length lenders. The Company has secured approximately $1,000,000 US through debt financing, which should enable the Company to meet its financial obligations for the next twelve to fourteen months. The financing was done in two installments, the first of which was in the amount of $500,000 pursuant to a note payable dated May 31, 1999 payable to DGD Wealth Management. The loan is unsecured, bears interest at the rate of 5% per annum and is due on May 31, 2001. The second sum in the amount of $500,000 was receive July 30, 1999 pursuant to a note payable to DGD Wealth Management. The loan is unsecured, bears interest at the rate of 5% per annum and is due July 31, 2001. Thereafter, the Management of the Company believes that revenues from sales will enable the Company to meet its financial obligations along with additional financing. No assurance can be given that revenues from sales of health products and/or advertising and/or sponsorships will enable the Company to meet its financial obligations. As such, the Company may solicit and arrange for additional debt financing from private arm's length lenders in the event revenues do not meet the Company's financial obligations. In addition, the Company may consider raising additional equity financing through the sale of common stock of the Company through private placements to sophisticated investors. The combination of expected revenues and additional debt and/or equity financing is intended to provide the Company with sufficient operating capital for a period of approximately two years.

         B. OPERATIONS FOR THE NEXT TWELVE MONTHS

It is the intention of the Company to have its suppliers and distribution channels in place by August 1999 and to make available to the public, its first web site in August 1999. As such, revenues are expected to commence in September 1999. The Company intends to establish an additional store front web site in October 1999 through which a specific target group of customers will enter the online store and intends to establish additional store front websites each month thereafter for the following twelve months. These are intended to be ports of entry into the store and are intended to be graphically designed and developed to appeal to and to attract a specific category of consumer. With this strategy, it is intended that more traffic can be driven to the online store than if the Company had only one port of entry. (See also III. BUSINESS AND MARKETING STRATEGIES., (viv) "The Healthnet Online Retail Stores")

The Company intends to hire additional research, marketing, computer programming and graphic design personnel over the next twelve months as is deemed necessary by the Management. From customer and purchasing data obtained from the web sites during the first ten to twelve months of operations, the Company plans to make adjustments to the operations as is deemed necessary by the Management.

The Company appointed Dr. R. Dean Linden Chair of the Medical Advisory Board for the Company. It is intended that the Medical Advisory Board will be comprised of medical professionals from around the world representing every discipline of medicine including traditional and non-traditional medicine. It is intended that the Board will contain experts in, among other things, human kinetics, sports medicine, sports nutrition, general nutrition, health and wellness. The Company intends to attract to the Board experts in activity specific and gender specific medical, fitness, sports and nutrition issues as well as professional athletes. It is intended that Members of the Medical Advisory Board will author articles, research, information and/or reviews of products in their respective fields and such works will be made available through the Company's website. In addition, the Members of the Medical Advisory Board will make themselves available to respond to questions posed to the Company by consumers via e-mail.

Operations to date have been limited to establishing the infrastructure and other general and administrative expenditures. Losses for the first quarter ended May 31, 1999 amounted to $60,730.

         C. BALANCE SHEET DATA

                                        At May 31, 1999     At February 28, 1999
                                        ---------------     --------------------

Working Capital                             194,715                 217
Total Assets                                457,920               9,157
Shareholders' Equity (deficit)              (60,513)                217


         D. LIQUIDITY AND CAPITAL RESOURCES

Cash flow used in operations for the three months ended May 31, 1999 was $49,437. The $258,627 used in investing activities consisted primarily of $52,370 worth of office and computer equipment, and $200,000 for software acquired for internal use through an agreement dated May 31, 1999. It is intended that revenues from sales should commence shortly after the launch of the online store. The Company intends the store to open in the middle of August, 1999 and as such, it is expected that revenues from sales should commence in the late part of August or early September, 1999. The Company anticipates that revenues from sales will not initially meet expenses and as such, the Company plans to finance operations through additional debt financing from arm's length private lenders until such time as revenues from sale meet or exceed expenses. Once achieved, the Company intends to begin repaying the private arm's length lenders. In addition, the Company may raise additional money as is deemed necessary by management through private placements of stock issued out of the treasury of the Company to individuals or corporations who have expressed interest in obtaining stock in the Company.

         E. IMPACT OF INFLATION

The Company believes that inflation will not materially affect its business.

ITEM 3. DESCRIPTION OF PROPERTY

The Company occupies 2,195 square feet of commercial office space at 1201 West Pender Street, Vancouver, British Columbia, Canada. This facility houses the majority of the Company's operations including production, marketing and administration. The only operation not housed at this location is the computer server on which the Company's online store is located. The building in which the Company has leased space is in the heart of downtown Vancouver and is home to several other Technology and Internet based companies. This arrangement and proximity to other similar companies is expected to lend itself well to promoting the Company as being in the right area and on the leading edge of technology.

The terms of the Pender Street commercial lease are as follows: The Company leases 2,195 square feet through to April 30, 2000 (12 months) at an annual rent of $ 15,001. The Company has an option to renew this lease for an additional six-month term. The term commenced May 1, 1999. An additional provision in the lease provides Healthnet Canada with first right of refusal in respect of the balance of the third floor, on which it is located, so that it can expand its operations as the need arises. The Company has obtained an insurance policy as is required by the terms of the lease.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding beneficial ownership of the Company's Common Stock as of June 7, 1999 by (i) each person who is known to the Company to own beneficially more than 5% of the Company's outstanding Common Stock, (ii) each of the Company's directors, (iii) executive officers and (iv) all current directors and executive officers as a group.

         Name and Address                   Amount and Nature                   Percent
         of Beneficial Owner                of Beneficial Owner (1)             of Class
----------------------------------------------------------------------------------------
         Grant Johnson                      2,750,000                           26.2%
         1521 Chartwell Drive               beneficial owner (2)
         Vancouver, British Columbia
         Canada, V7S 2R9
         CEO/President/Director

         Mark N. Dohlen                     2,000,000                           19.0%
         Suite 509-1188 Quebec St.          beneficial owner (3)
         Vancouver, British Columbia
         Canada, V6A 4B3
         Director

         Douglas N. Bolen                   750,000                              7.2%
         Suite 509-1188 Quebec St.          beneficial owner (4)
         Vancouver, British Columbia
         Canada, V6A 4B3
         Secretary/Director

         S. Ross Johnson                    500,000                              4.8%
         1312 Cleaver Drive                 beneficial owner (5)
         Oakville, Ontario
         Canada L6J 1W4
         Director/Chair of Board

                                       11

         Ray G. Harris                      100,000                              .95%
         116 Bartlett Blvd.
         Princeton Shores
         P.O. Box 3331, RR #3
         Collingwood, Ontario
         Canada, L9Y 3Z2
         Director

         Hartland M. MacDougall             100,000                              .95%
         C/o Suite 2360, 100 King St. W.    beneficial owner (6)
         Toronto, Ontario
         Canada, M5X 1C7
         Director

         Dr. R. Dean Linden                 100,000                              .95%
         5413 Pueblo Road
         Louisville, Kentucky
         U.S.A. 40207
         Director

         All Directors & Executive          6,300,000                           60.05%
         Officers as a Group (7 persons)
---------------------------------------

(1) No member of Management has the right to acquire within sixty days through options, warrants, rights, conversion, privilege or similar obligations any security of the Company.
(2) The Grant Johnson Family Trust, of which Grant Johnson is a beneficiary enjoys legal ownership of said securities.
(3) The Wentworth Bancor Trust, of which Mark Dohlen is a beneficiary, enjoys legal ownership of said securities.
(4) The BRF Family Trust, of which Douglas Bolen is a beneficiary, enjoys legal ownership of said securities.
(5) The S. Ross Johnson Family Trust, of which Ross Johnson is a beneficiary enjoys legal ownership of said securities.
(6) Goodwood International Holdings Inc., of which Hartland MacDougall is an owner, enjoys legal ownership of said securities.

CHANGES IN CONTROL

Management is not aware of any arrangements which may result in a change of control of the issuer.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

I. DIRECTORS AND EXECUTIVE OFFICERS

S. ROSS JOHNSON, DIRECTOR & CHAIR OF THE BOARD
1312 Cleaver Drive
Oakville, Ontario, Canada
L6J 1W4
(905) 845-6896

DOB: April 16, 1929 (Age 70)                 Calgary, Alberta, Canada

S. Ross Johnson, B. Comm., C.L.U.- Director & Chair of the Board

Mr. Johnson brings over 45 years of senior management experience. Mr. Johnson has considerable experience in both large corporations and entrepreneurial enterprises. Mr. Johnson began his career with New York Life in 1952, and was Resident Vice President of New York Life's Canadian operations from 1969 to 1979. Mr. Johnson joined National Life of Canada as Executive Vice President in 1979 and was appointed President and Chief Executive Officer in 1984. He held that position until 1989. He was appointed President of Canadian Operations of Prudential Insurance Company of America in 1991 and held that position until his retirement in 1994. Mr. Johnson's company was awarded the Canada Award of Business Excellence in 1987. He is currently part of several charitable organizations including his position on the Board of both the City of Toronto's Santa Clause Parade and the City's Earth Day. He sits on the Board of Advisors for the School of Business at the University of Toronto, Scarborough Campus. Since 1995, Mr. Johnson has been Chief Executive Officer of People Count Inc., a private consulting company specializing in psychological testing.

Mr. Johnson holds a Bachelor of Commerce from the University of British Columbia in Canada. Mr. Johnson is a Chartered Life Underwriter (C.L.U.).

Mr. Johnson was appointed to the position of Director in January 1999 to serve until his successor has been elected and qualifies.

GRANT JOHNSON, CHIEF EXECUTIVE OFFICER/PRESIDENT & DIRECTOR
3924 Capilano Road
North Vancouver, British Columbia, Canada
V6B 4J2
(604) 986-0754

DOB: January 23, 1960  (Age 39)             Edmonton, Alberta, Canada

Grant Johnson, B.A. - Chief Executive Officer/President & Director

Mr. Johnson brings over fifteen years of experience in business management. Mr. Johnson has considerable experience in both large corporations and entrepreneurial enterprises and is qualified in the areas of business development, finance, information systems, marketing, and sales. Mr. Johnson was Vice President of Corporate Development for Starnet Communications International Inc., a Delaware corporation, which is a fully reporting issuer on the NASD OTC:BB from 1997 to 1999. From 1996 to 1997, Mr. Johnson was President of G & J Sales Ltd., an independent sales consulting company based in Toronto, Canada. From 1995 to 1996, Mr. Johnson owned and operated Cable Direct Inc., an electronics company with five offices in Ontario and Eastern Canada. From 1993 to 1995, Mr. Johnson was the Regional Manager for Ontario for Tee-Com Electronics Inc., an Ontario based Satellite television manufacturer and distributor. Mr. Johnson holds Bachelor of Arts degrees in Economics and History from the University of Western Ontario in Canada.

Mr. Johnson was appointed to the position of Director in January 1999 to serve until his successor has been elected and qualifies.

DOUGLAS N. BOLEN, CORPORATE COUNSEL & SECRETARY & DIRECTOR
3035 Westgate Ave.
Regina, Saskatchewan, Canada
Canada, S4S 1B4
(306) 585-2501

DOB: August 25, 1965 (Age 34)               Regina, Saskatchewan, Canada

Douglas N. Bolen, B.A., L.L.B. - Corporate Counsel & Secretary & Director.

Mr. Bolen brings over ten years experience in entrepreneurial enterprise. Mr. Bolen received a Bachelor of Arts from the University of Regina, Saskatchewan and his Bachelor of Laws from the University of Saskatchewan. Mr. Bolen is a member in good standing of the Law Society of Saskatchewan, the Regina Bar Association and the Canadian Bar Association. From 1995 to 1999, Mr. Bolen articled and practiced law at Balfour Moss, Barristers and Solicitors, a large Regina, Canada based law firm with a practice concentration in the area of Corporate Commercial law. From 1992 to 1995, Mr. Bolen was attending the College of Law at the University of Saskatchewan. Mr. Bolen currently is a Director and officer of IDS Internet Distribution Systems Inc., a Colorado based company which intends to provide jewelry retail services via the Internet.

Mr. Bolen was appointed to the position of Director in January 1999 to serve until his successor has been elected and qualifies.

MARK N. DOHLEN, DIRECTOR
Suite 509 - 1188 Quebec Street
Vancouver, British Columbia, Canada
Canada, V6A 4B3
(604) 806-0106

DOB: May 25, 1960 (Age 39)          Yorkton, Saskatchewan, Canada

Mark N. Dohlen, B.Admin., M.B.A., L.L.B., F.C.I.S., P.Admin. - Director.

Mr. Dohlen brings over fifteen years of experience in senior management positions. Mr. Dohlen has considerable experience in both large corporations and entrepreneurial enterprises, and has operated as a management consultant to small development stage firms. Mr. Dohlen was President and Director of ISG Consulting Inc., a private consulting firm based in Vancouver, Canada from October 1994 to May 1996. Since May 1996, Mr. Dohlen has been Director and Chief Executive Officer of Starnet Communications International Inc., a Delaware corporation, which is a fully reporting issuer on the NASD OTC:BB. Mr. Dohlen currently is a Director of IDS Internet Distribution Systems Inc., a Colorado based company which intends to provide jewelry retail services via the Internet.

Mr. Dohlen holds a Bachelor of Administration in Finance from the University of Regina, Saskatchewan, a Master of Business Administration in Management Information Systems from Simon Fraser University British Columbia, and a Bachelor of Laws from the University of British Columbia, Canada. Mr. Dohlen is a Fellow of the Chartered Institute of Secretaries (F.C.I.S.) and is a Professional Administrator (P. Admin.). Mr. Dohlen is completing the Certified Management Consultant (C.M.C.) program.

Mr. Dohlen was appointed to the position of Director in January 1999 to serve until his successor has been elected and qualifies.

HARTLAND M. MACDOUGALL, DIRECTOR
Suite 2630, 100 King St W
PO Box 143
One First Canadian Place
Toronto, Ontario, Canada
M5X 1C7
(416) 369-2303

D.O.B.: January 28, 1931  (Age 68)

Hartland M. MacDougall, CVO, OC - Director

Until his retirement in 1993, Mr. MacDougall held the office of Chair of Royal Trust Company and was previously Vice Chair and Director of the Bank of Montreal, with which he was associated for more than 30 years. He was also Director and deputy chair for the London Insurance Group from 1985 to 1997. He attended McGill University and Harvard University and is an Officer of the Order of Canada (OC) which is the highest accolades Canada, through the Queen of Canada, can bestow to those who exemplify the greatest qualities of citizenship and whose contributions enrich the lives of their contemporaries. Mr. MacDougall was the founding Chair of St. Michael's Hospital Foundation, and has held numerous philanthropic and honorary positions on various corporate boards. Mr. MacDougall is currently a professional investment advisor.

Mr. MacDougall was elected to the position of Director in April 1999 to serve until his successor has been elected and qualifies.

RAYMOND GEORGE HARRIS, DIRECTOR
116 Bartlett Blvd.
Princeton Shores
Box 3331
RR #3
Collingwood, Ontario, Canada
L9Y 3Z2
(705) 445-0521

D.O.B.:  June 24, 1929  (Age 70)

Raymond George Harris, Director

Mr. Harris was a partner with Deloitte & Touche and its predecessor firms from 1955 until his retirement in 1992. He served as a lead client service partner in the firm's Edmonton, Calgary and Toronto offices providing audit, accounting, taxation and business advisory services to clients in a wide variety of businesses including forestry, oil & gas, mining, manufacturing, retail and real estate. In the latter years in the firm, he advanced through the positions of Edmonton Office Managing Partner, National Administrative Partner, Executive Director and finally, Chair of the Firm.

During the period since mid-1996, his consulting activities have included advising on World Bank and other lending agency-financed projects in Indonesia, China, Kazakstan and Kyrgystan. From 1993 to 1996 he was resident in Beijing managing a team of consultants providing advice to the Ministry of Finance of the People's Republic of China on a World Bank-financed project dealing with the establishment of a program of continuing professional education for Chinese Certified Public Accountants and the setting of accounting standards that meet the needs of China's socialist market. He is currently a Member of Board of Trustees and Chairman of the Finance Committee of the Collingwood General and Marine Hospital. Mr. Harris is currently a financial consultant and a corporate director.

Mr. Harris was elected to the position of Director in April 1999 to serve until his successor has been elected and qualifies.

DR. R. DEAN LINDEN, CHAIR OF THE MEDICAL ADVISORY BOARD, DIRECTOR
5413 Pueblo Road
Louisville, Kentucky USA
40207
(502) 897-9404

D.O.B.:  April 13, 1956  (Age 43)           Ottawa, Ontario, Canada

Dr. R. Dean Linden, Ph.D., Chair of the Medical Advisory Board, Director

Dr. Linden is a graduate of Ontario's Queen's University and of the University of Ottawa. His first academic position was at the University of Toronto, from 1985 to 1989, as an Assistant Professor of Neurosurgery. In 1989, he joined the University of Louisville, Division of Neurosurgery, as an Assistant Professor and was promoted to Associate Professor and received his tenure in 1992. He currently holds that position. His expertise is in the development of industrial and university research ideas. He has won several academic awards and honors, has published extensively, and has given more than 100 academic and business presentations.

Dr. Linden has extensive experience as an entrepreneur: in 1992, he founded Neurosafe Inc.; in 1995, he founded the Durable Medical Equipment Company, Meridian Home Medical, LLC. In 1998, Dr. Linden collaborated with several colleagues in creating two ventures including an Internet credit reporting company, Healthcheck.net, LLC, and a radiological interpretation company, Premier Medical, LLC.

Dr. Linden was elected to the position of Director in April 1999 to serve until his successor has been elected and qualifies.


II. FAMILY RELATIONSHIPS

There are no family relationships among directors, executive officers or persons nominated or chosen by the Company to become officers or executive officers other than Grant Johnson and S. Ross Johnson. S. Ross Johnson is the father of Grant Johnson.

III. INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

The Company is not aware of any material legal proceedings involving any director, director nominee, promoter or control person including criminal convictions, pending criminal matters, pending or concluded administrative or civil proceedings limiting one's participation in the securities or banking industries, or findings of securities or commodities law violations. However, a personal bankruptcy proceeding under Canadian law involving Mark Dohlen concluded in September 1994, with Mr. Dohlen receiving a judicial discharge.

ITEM 6. EXECUTIVE COMPENSATION

The Company did not pay any compensation to its chief executive officer, any other executive officer nor to any senior employees during its first fiscal year ending February 28, 1999. Currently, the only executive officer receiving salary from the Company is Grant Johnson, Chief Executive Officer, who is receiving a salary of $47,520.00 per year. Senior employees currently receiving salaries include: Adrian Wesley, Vice President of Operations, $34,320; Wayne Clark, Manager of Marketing, $27,720; and Joe Harkins, Vice President of Finance, $39,960 per year.

The members of the Company's Board are reimbursed for actual expenses incurred in attending Board meetings. There are no other arrangements for compensation to the Board of Directors' members.

There are no written employment contracts or agreements with any executive officers. Employee salaries are set by the Members of the Board of Directors.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company is not aware of any transactions or proposed transactions in respect of which the Company was or is to be a party, in which any director, executive officer, nominee for election as a director, 5% security holder, member of the immediate family of any of the previously named persons had a direct or indirect interest in the transaction.


ITEM 8.  DESCRIPTION OF SECURITIES

The securities to be registered pursuant to this Form 10-SB are all of the authorized Common Stock of Healthnet International Inc. Holders of the Common Stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes, except that in the election of Directors, each shareholder of Common Stock shall have as many votes for each share held by him as there are directors to be elected and for whose election the shareholder has a right to vote. There are no preemptive rights associated with the securities and no cumulative voting is authorized by the Articles of Incorporation or the By-Laws. The total amount of shares authorized by the Company's Articles of Incorporation is 150,000,000. Of these, 100,000,000 are Common Stock and 50,000,000 are Preferred Stock. There has been no issuance of any Preferred stock. Dividend, voting, conversion rights, liquidation rights and other rights of the Preferred Stock, if any, will be established by the Board of Directors upon issuance.

The Company has never declared or paid cash dividends on the common stock of the Company. Management intends to retain all available funds and any future earnings for use in the operation and expansion of the business and does not anticipate paying any cash dividends in the foreseeable future.

PART 2

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no public trading market for the common equity shares of the registrant. If the registrant successfully obtains a listing, as is presently intended by management, the common equity shares will be listed upon the OTC Bulletin Board Service. As of June 15, 1999, there are approximately 19 equity holders of record of the Company's Common Stock. As of June 15, 1999, there are no shares of the Company's Common Stock subject to outstanding options or warrants to purchase or securities convertible into Common Stock of the Company. The number of shares eligible for trading will be all of the Common Stock except that which is owned by management of the Company. The Management of the Company currently owns an aggregate of 6,300,000 shares which can be sold only in compliance with Rule 144. There have been no cash dividends declared since the inception of the Company nor its subsidiaries. There are no restrictions that would limit the ability to pay dividends on common equity or that are likely to do so in the future.


ITEM 2. LEGAL PROCEEDINGS

The issuer is not a party to any pending legal proceeding nor is its property the subject of any pending legal proceeding.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no disagreements on accounting and financial disclosures from the inception of the Company through to the date of this Registration Statement.

         EXPERTS

The financial statements as of May 31, 1999 included herein have been audited by Ernst & Young, LLP., independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In January 1999, the Company issued an aggregate of 6,000,000 shares of Common Stock to the initial four Directors of the Company at a price of $0.001 per common share in exchange for an aggregate of $6,000. The certificates representing these shares bear a restrictive legend. These shares were issued under the exemption from registration provided by Section 4(2) of The Securities Act 1933. On February 25, 1999, the Company executed a Form D disclosing that it relied upon Rule 504 in selling 4,500,000 shares of the Common Stock in exchange for an aggregate of $4,500 US to nine entities. This offering was done by means of a private placement to the following entities in the following amounts:

         Geneva Overseas Holdings Ltd.
         C/O ABI Trust Ltd.
         High Street & Corn Alley
         P.O. Box 1679
         St. John's, Antigua, West Indies                              500,000

         Richland Acceptance Corporation
         P.O. Box 3140
         Roadtown, British Virgin Islands
         West Indies                                                   500,000

         Orienstar Finance Limited
         C/O Sagem - JC Roder
         35 Rue De Bains
         Geneva, Switzerland 120                                       500,000

         Altmar Inc.
         P.O. Box 1062
         1 Capital Place
         Roadtown, British Virgin Islands
         West Indies                                                   500,000

         Eur-Am, B V
         Hogeweg 76-1 2042 GJ Zandvoort
         The Netherlands                                               500,000

         Fonds Mondial D'Investissement S A
         C/O Sagem -JC Roder
         35 Rue De Bains
         Geneva, Switzerland 120                                       500,000

         Oriental New Investments
         8th Floor, Heng Shan Ctr.
         143 Queens Road East
         Wanchai, Hong Kong                                            500,000

         Sharp, Flint & Blunt
         P.O. Box 3140
         Roadtown, British Virgin Islands
         West Indies                                                   500,000

         La Salle Investments Ltd.
         C/O Sagem - JC Roder
         35 Rue De Bains
         Geneva, Switzerland 120                                       500,000



ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Articles 7(b) and (c) of the Company's Articles of Incorporation read as follows:

                  (b) INDEMNIFICATION. The corporation shall indemnify, to the maximum extent permitted by Colorado law, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of the corporation or because he is or was serving another entity or employee benefit plan as a director, officer, partner, trustee, employee, fiduciary or agent at the corporation's request. The corporation shall further have the authority to the maximum extent permitted by Colorado law to purchase and maintain insurance providing such indemnification.

                  (c) LIMITATION ON DIRECTOR'S LIABILITY. No director of this corporation shall have any personal liability for monetary damages to the corporation or its shareholders for breach of his fiduciary duty as a director, except that this provision shall not eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for any breach, act, omission or transaction as to which the Colorado Business Corporation Act (as in effect from time to time) prohibits expressly the elimination or limitation of liability. Nothing contained herein will be construed to deprive any director of his right to all defenses ordinarily available to a director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.

In addition, s.7-108-402 of The Colorado Business Corporation Act indicates that the foregoing provisions shall not eliminate or limit the liability of a director to the corporation or to its shareholders for monetary damages for any breach of the director's duty of loyalty to the corporation or to its shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, improper corporate distributions, or any transaction from which the director directly or indirectly derived an improper personal benefit.


PART F/S.  FINANCIAL STATEMENTS

         I. HEALTHNET INTERNATIONAL INC. AUDITED FINANCIAL STATEMENTS, MAY 31, 1999.



                                    CONSOLIDATED FINANCIAL STATEMENTS


                                    HEALTHNET INTERNATIONAL INC.
                                    (A DEVELOPMENT-STAGE COMPANY)




                                    MAY 31, 1999

                         REPORT OF INDEPENDENT AUDITORS




To the Board of Directors and Shareholders of HEALTHNET INTERNATIONAL INC.
(A DEVELOPMENT-STAGE COMPANY)

We have audited the accompanying consolidated balance sheets of HEALTHNET INTERNATIONAL INC. as of May 31, 1999 and February 28, 1999 and the related consolidated statements of loss, comprehensive loss, and deficit, shareholders' equity and cash flows for the three month period ended May 31, 1999 and the periods from incorporation on January 21, 1999 to May 31, 1999 and February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Healthnet International Inc. at May 31, 1999 and February 28, 1999, and the consolidated results of its operations and its cash flows for the three month period ended May 31, 1999 and the period from incorporation on January 21, 1999 to May 31, 1999 and February 28, 1999 in conformity with accounting principles generally accepted in the United States.



Vancouver, Canada,                                         /s/ Ernst & Young LLP
July 12, 1999 (except as to Note 7
which is at July 30, 1999).                                Chartered Accountants

HEALTHNET INTERNATIONAL INC.
(A DEVELOPMENT-STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEETS
                           (IN UNITED STATES DOLLARS)

As at


                                                                        MAY 31,         FEBRUARY 28,
                                                                         1999               1999
                                                                           $                  $
---------------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash                                                                   201,093              9,157
Accounts receivable                                                      7,229                 --
Prepaid expenses                                                         4,826                 --
---------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                   213,148              9,157
---------------------------------------------------------------------------------------------------
Capital assets, net [NOTE 3]                                           244,772                 --
---------------------------------------------------------------------------------------------------
                                                                       457,920              9,157
===================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                                18,433              8,940
---------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                               18,433              8,940
---------------------------------------------------------------------------------------------------
Note payable [NOTE 4]                                                  500,000                 --
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                      518,433              8,940
---------------------------------------------------------------------------------------------------
Commitments and contingencies [NOTE 6]
SHAREHOLDERS' EQUITY
Share capital [NOTE 5]                                                  10,500             10,500
Deficit accumulated in the development stage                           (71,013)           (10,283)
---------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                             (60,513)               217
---------------------------------------------------------------------------------------------------
                                                                       457,920              9,157
===================================================================================================

SEE ACCOMPANYING NOTES

HEALTHNET INTERNATIONAL INC.
(A DEVELOPMENT-STAGE COMPANY)

                            CONSOLIDATED STATEMENT OF
                      LOSS, COMPREHENSIVE LOSS, AND DEFICIT
                           (IN UNITED STATES DOLLARS)


                                                     FOR THE      FOR THE PERIOD FROM  FOR THE PERIOD FROM
                                                   THREE MONTH     INCORPORATION ON     INCORPORATION ON
                                                  PERIOD ENDED     JANUARY 21, 1999     JANUARY 21, 1999
                                                     MAY 31,        TO FEBRUARY 28,        TO MAY 31,
                                                      1999               1999                 1999
                                                        $                  $                    $
----------------------------------------------------------------------------------------------------
EXPENSES
Accounting and legal                                   7,563             6,146               13,709
Amortization                                          13,855                --               13,855
Foreign exchange loss                                  1,402                --                1,402
General and administrative                            17,350               672               18,022
Incorporation costs                                      572             2,441                3,013
Salaries and benefits                                 18,587             1,024               19,611
Telecommunications                                     1,401                --                1,401
----------------------------------------------------------------------------------------------------
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD            60,730            10,283               71,013

Accumulated deficit, beginning of period              10,283                --                   --
----------------------------------------------------------------------------------------------------
ACCUMULATED DEFICIT, END OF PERIOD                    71,013            10,283               71,013
====================================================================================================

LOSS PER COMMON SHARE                                  0.01               0.00                 0.01
====================================================================================================


SEE ACCOMPANYING NOTES

HEALTHNET INTERNATIONAL INC.
(A DEVELOPMENT-STAGE COMPANY)

                            CONSOLIDATED STATEMENT OF
                              SHAREHOLDERS' EQUITY
                           (IN UNITED STATES DOLLARS)

As at


                                                                                           DEFICIT
                                                                                       ACCUMULATED IN
                                                           COMMON STOCK                THE DEVELOPMENT
                                                     SHARES             AMOUNT              STAGE
                                                        #                  $                  $
---------------------------------------------------------------------------------------------------
BALANCE, JANUARY 21, 1999                                 --                --                  --
Common shares issued for cash                     10,500,000            10,500                  --
Loss for the period                                       --                --             (10,283)
---------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 28, 1999                        10,500,000            10,500             (10,283)
Loss for the period                                       --                --             (60,730)
---------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                             10,500,000            10,500             (71,013)
===================================================================================================


SEE ACCOMPANYING NOTES

HEALTHNET INTERNATIONAL INC.
(A DEVELOPMENT-STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                           (IN UNITED STATES DOLLARS)



                                                     FOR THE      FOR THE PERIOD FROM  FOR THE PERIOD FROM
                                                   THREE MONTH     INCORPORATION ON     INCORPORATION ON
                                                  PERIOD ENDED     JANUARY 21, 1999     JANUARY 21, 1999
                                                     MAY 31,        TO FEBRUARY 28,        TO MAY 31,
                                                      1999               1999                 1999
                                                        $                  $                    $
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                  (60,730)          (10,283)             (71,013)
Amortization                                          13,855                --               13,855
Increase in accounts receivable                       (7,229)               --               (7,229)
Increase in prepaid expenses                          (4,826)               --               (4,826)
Increase in accounts payable and accrued
   liabilities                                         9,493             8,940               18,433
----------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                    (49,437)           (1,343)             (50,780)
----------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to capital assets                         (258,627)               --             (258,627)
----------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                   (258,627)               --             (258,627)
----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in note payable                             500,000                --              500,000
Issuance of share capital                                 --            10,500               10,500
----------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                500,000            10,500              510,500
----------------------------------------------------------------------------------------------------

INCREASE IN CASH DURING THE PERIOD                   191,936             9,157              201,093
Cash, beginning of period                              9,157                --                   --
----------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                  201,093             9,157              201,093
====================================================================================================


SEE ACCOMPANYING NOTES

1. NATURE OF BUSINESS

Healthnet International Inc. (the "Company") was incorporated on January 21, 1999 in the State of Colorado and is currently in the development stage.

The Company intends to establish itself as an online retailer of health products and other health-related products. The Company's proposed online store intends to offer broad selection, informative content, easy-to-use navigation and search capabilities, a high level of customer service, competitive pricing and personalized merchandising and recommendations.

Healthnet International Inc. has two wholly owned subsidiaries; Healthnet U.S.A. Inc. and HNI Healthnet (Canada) Inc.

Healthnet U.S.A. Inc. was incorporated on March 8, 1999. It was incorporated in the State of Nevada and is intended to function as the operating company for the United States market.

HNI Healthnet (Canada) Inc. was incorporated on May 18, 1999. It was incorporated in the Province of British Columbia and is intended to function as the operating company for the Canadian market.

The Company has selected February as its fiscal year end. In the opinion of management, the interim financial statements for the quarter ended May 31, 1999 reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at May 31, 1999 and the results of operations and cash flows for the respective three month period ended May 31, 1999 in accordance with accounting principles generally accepted in the United States.


2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in accordance with generally accepted accounting principles in the United States. The following is a summary of the significant accounting policies used in the preparation of these financial statements.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from these estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

FINANCIAL INSTRUMENTS

The carrying values of the Company's financial instruments approximate fair values, except as otherwise disclosed in the financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued SFAS133 `Accounting for derivative instruments and hedging activities'. SFAS133 is effective for financial statements for fiscal years beginning after June 15, 2000.

SFAS133 currently has no impact on the Company.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the amounts of the Company and all its subsidiaries. All significant intercompany balances and transactions have been eliminated.

CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Capital assets are depreciated over their useful lives as follows:

     Office furniture                               10% declining balance
     Computer hardware                              30% declining balance
     Internet software                              2 years straight line

The Company recognizes only 50% of the depreciation in the year of acquisition.

TRANSLATION OF FOREIGN CURRENCIES

Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the year end rates of exchange. Non-monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the rates of exchange in effect at the date of the transaction. Foreign currency revenue and expense items, except amortization are translated at average monthly rates of exchange. Exchange gains or losses are included in the statement of loss as incurred. Amortization is translated at the same rate as the related assets.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

CASH AND CASH EQUIVALENTS

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash on hand and balances with banks.

3.  CAPITAL ASSETS

Capital assets of the Company consist of the following:

                                                                     ACCUMULATED         NET BOOK
                                                      COST           DEPRECIATION           VALUE
                                                        $                  $                  $
MAY 31, 1999
Office furniture                                      40,043               527             39,516
Computer hardware                                     12,327               437             11,890
Internet software                                    206,257            12,891            193,366
--------------------------------------------------------------------------------------------------
                                                     258,627            13,855            244,772
==================================================================================================


4. NOTE PAYABLE

Note payable at May 31, 1999 of $500,000 is due to DGD Wealth Management. The note payable, which is unsecured, bears interest at the rate of 5% per annum and is due on May 31, 2001. The fair value of the note is undeterminable due to the difficulty in obtaining the fair value of the interest rate.

5. SHARE CAPITAL
                                                                        MAY 31,         FEBRUARY 28,
                                                                         1999               1999
                                                                           $                  $
--------------------------------------------------------------------------------------------------
AUTHORIZED
   100,000,000 common shares, par value $0.001
    50,000,000 preferred shares, par value $0.001

ISSUED
    10,500,000 common shares                                            10,500             10,500
==================================================================================================


At May 31, 1999, 1,000,000 common shares were reserved for issuance pursuant to exercise of stock options to be granted to the directors and officers of the Company.

6. COMMITMENTS AND CONTINGENCIES

   [i] On May 31, 1999, the Company entered into a software license agreement requiring monthly maintenance payments by the Company of a) $5,000 per month, and b) an amount determined by a formula based upon the number of Internet site members. The minimum commitment will be $45,000 for the year ending February 2000. The term of the agreement is for one year. However, the agreement is renewable at the option of the Company.

   [ii] The Company has entered into operating leases in respect of its office premises and an office copier. Minimum payments under these lease commitments over the next three years are represented in the table below.

                                           OFFICE             OFFICE
                                          EQUIPMENT           PREMISE
                                              $                  $
---------------------------------------------------------------------
       2000                                 1,390             21,775
       2001                                 1,850                 --
       2002                                 1,850                 --
---------------------------------------------------------------------
                                            5,090             21,775
=====================================================================


   [iii] YEAR 2000 ISSUE

       The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

7. SUBSEQUENT EVENT

On July 30, 1999, another $500,000 was received from DGD Wealth Management. The note payable, which is unsecured, bears interest at the rate of 5% per annum and is due on July 31, 2001. The fair value of the note is undeterminable due to the difficulty in obtaining the fair value of the interest rate.

                  CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS





We consent to the use of our report dated July 12, 1999 in the Registration Statement (Form 10-SB) of Healthnet International Inc. for the registration of its common stock.





                                                          /s/ Ernst & Young LLP

Vancouver, Canada                                            Ernst & Young LLP
August 3, 1999                                             Chartered Accountants

PART III. INDEX TO EXHIBITS

2.       (i)      Articles of Incorporation
         (ii)     Bylaws

6.       Material Contracts
         (i)      Webcast Systems Inc.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                          Healthnet International Inc.
                                  (Registrant)

Date:    August 8, 1999


                  /S/ "GRANT R. JOHNSON"
         -----------------------------------------------------------------------
         Grant R. Johnson, Chief Executive Officer and Director

Date:    August 8, 1999


                  /S/ "DOUGLAS N. BOLEN"
         -----------------------------------------------------------------------
         Douglas N. Bolen, Corporate Counsel, Secretary and Director